Via Facsimile and U.S. Mail
Mail Stop 4720

September 22, 2009

Ms. Hong Bu
Chief Financial Officer
China Kangtai Cactus Bio-Tech, Inc.
99 Taibei Road
Harbin, Heilongjiang Province,
P.R. China 150025

Re: **China Kangtai Cactus Bio-Tech, Inc.**
        Form 10-K for the Period Ended December 31, 2008
        Filed April 15, 2009
        Form 10-Q for the Period Ended June 30, 2009
        File No. 0-33097

Dear Ms. Bu:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2008

<u>Note 8 Shareholders' Equity, page F-11</u>

1. In accounting for the issuance of the Series A Convertible Preferred stock it does not appear that you recorded the stock and warrants based on a relative allocation of their fair value to the proceeds received nor determined the beneficial conversion feature with reference to the amount allocated to the convertible

preferred only. Please tell us how your accounting complies with paragraphs 5 and 6 of EITF 00-27.

2. Disclose the assumptions used in fair valuing the warrants issued.

3. Regarding the Series A Convertible Preferred Stock, revise the disclosure to indicate if the performance measures were met for the six months ended June 30, 2008 and the year ended December 31, 2008.

Form 10-Q for the Period Ended June 30, 2009

4. Tell us your consideration of EITF 07-5 as of January 1, 2009 and why the warrants and the embedded conversion feature were not required to be classified as liabilities and measured at fair value recognized in earnings.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief Accountant